Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: May 4, 2023

On May 4, 2023, Broadcom Inc. published the following post on LinkedIn:

On May 4, 2023, Broadcom Inc. published the following post on Twitter:

On May 4, 2023, Broadcom Software Group published the following post on LinkedIn:

On May 4, 2023, Broadcom Software Group published the following post on Twitter:

On May 4, 2023, Hock Tan, President and CEO of Broadcom Inc., published the following post on LinkedIn:

[The text of the article accessible through the link included in the posts above is reproduced below]

Broadcom CEO Reveals Plans for VMware Growth

Under the spotlight of regulatory scrutiny, Broadcom CEO and president Hock Tan has been working to bring clarity to how VMware will thrive in the Broadcom family. What will undoubtedly be a relief to prospective customers, partners and the wider market is that it won’t come at the expense of stifling competition and choice. However, faced with apprehension from various trade, competition and antitrust bodies, Mr Tan and his team have had some convincing to do.

Shortly after Broadcom announced its intentions to acquire VMware on 26 May 2022, CCS Insight published our take (see Insight Report: Broadcom to Purchase VMware for $61 Billion). We viewed the decision as a smart move to shepherd a more diversified hardware and software company with a rounded infrastructure and cloud management story. And, although VMware is certainly a prized asset to acquire, we expected challenges in bringing together silicon, software and services.

A recent CCS Insight podcast discussion with Mr Tan is now available on all major podcast platforms (Apple Podcasts, Google Podcasts and Spotify). It provides a deep dive into the foundations for the acquisition of VMware, with Mr Tan setting out his vision for the deal.

Broadcom’s Business Foundations Underwrite Its Long-Term Progression
Anyone who follows Broadcom will be well acquainted with its beginnings. Mr Tan joined the company in 2006, not long after it was spun out from Hewlett-Packard’s semiconductor business by private equity acquisition. The company grew rapidly after going public in 2009 as Avago Technologies. Its chipmaking and network infrastructure portfolios were strengthened with well-placed purchases and supported by iconic technology. The acquisition of communication giant Broadcom in 2015 saw it take a name that better reflected the business.

In 2018 and 2019, Broadcom moved toward the enterprise software market and the expansion of its hardware offering with the purchases of CA Technologies, which brought in mainframe software and support services, and Symantec Enterprise Security Business.

Broadcom’s strong reputation for acquisitions has been vital to its progression over the past 17 years, with the firm boasting 22 distinct product lines. Our Insight Report: Fabless Firms Outperform Peers in Bumper Year for Semiconductors highlights how Broadcom’s semiconductor revenue growth trailed behind many peers in 2021. But the numbers under Mr Tan’s command speak for themselves: annual revenue was at $1.4 billion at the start of his stewardship, which turned to $33 billion over 17 years, with research and development reaching double-digit compound annual growth rates.

And Broadcom’s first-quarter results for 2023 rose by 16% from 2022 to $8.9 billion, a promising start that beat analysts’ predictions at a time when many other chipmakers are suffering under the weak market demand.

That said, Mr Tan is keen to quash the notion that acquisition is the only way to grow. Engineering prowess and strong technology are at least as vital as acquisitions — for example, engineers make up 16,000 of the 20,000 employees at Broadcom, and this is reinforced by Mr Tan’s mechanical engineering qualification from the Massachusetts Institute of Technology.

Strong engineering principles aren’t the only assets that Mr Tan cites as qualification for charting VMware’s future. He also highlights the need for shrewdness in selecting, acquiring and investing in companies, helping to secure a strong market presence in specific industries and critical technologies.

VMware’s Multicloud Evolution Boosts Broadcom’s Strategy
Mr Tan doesn’t hesitate when it comes to his intentions for purchasing VMware. The company has a portfolio and strategic direction that he feels aligns well with the operational structure of Broadcom’s business units, which, other than a common platform of support services, are run independently. VMware also has technology that many customers see as essential and that Broadcom can enhance to drive growth opportunities.

There’s clear acknowledgment of VMware’s market and technology potential in the virtualization, hybrid and multicloud fields. After a bumpy start, we believe that the company has a clear line of sight into what’s needed for hybrid or multicloud operations. It also understands the importance of ensuring coherency and reducing the complexity of multicloud architectures.

Both companies are united in jump-starting a new focus on software-defined data centres with greater levels of intelligent automated support. They want to present a unified stack that simplifies the deployment and operations of workloads, no matter the underlying infrastructure or cloud platform. Maintaining a robust pool of talented engineers is vital for both businesses.

Where they differ, and what Mr Tan believes Broadcom can add, is the necessary investment to get more customers adopting the VMware stack. Although it’s a solid portfolio that has had a revamp in product naming conventions, Mr Tan believes it’s underperforming. The streamlining of services, attention to data sovereignty concerns and improved alignment between VMware’s Aria and Tanzu solutions offers an opportunity to boost the company’s numbers in a highly competitive market.

According to Mr Tan, VMware needs the investment to build out a well-rounded, sizeable partner ecosystem and expand the skills that will scale its operations to match the capacity of its products. This will allow it to drive operational productivity, efficiency, ease of use, resiliency and elasticity. We agree with this assessment and are impressed with his intention to invest $1 billion per year for the next three years to achieve this goal.

Broadcom’s CEO and leadership team remain steadfast in their goal of completing the acquisition of VMware by the close of its fiscal 2023. If the deal secures regulatory approvals, the final day of Broadcom’s fiscal year, 30 October, would mark the end of a chapter for VMware and the start of another for a newly expanded Broadcom. But in the current climate of macroeconomic and geopolitical upheaval, nothing is certain.

Muscle Flexing from Regulators
Five or more years ago, such an acquisition — where there’s little product overlap or notable increase in market share — would have been waved through. However, post-pandemic, regulators are more wary of big tech buyouts.

At a time, however, when the UK Competition and Markets Authority and the US Federal Trade Commission are showing concerns about concentration in various cloud markets, Broadcom’s move to acquire VMware is noted by some to be a potential driver of new competition and innovation, which regulators should applaud and support.

Something for Everyone, But Will It Be Enough?
There are many reasons to be hopeful for a successful outcome, not least because Mr Tan has been upfront about Broadcom’s long-term intentions for VMware. The CEO spoke with enthusiasm about the technology industry and the quality of Broadcom’s products, but admitted that his tenure in the driver’s seat hasn’t been without mistakes.

He says, however, that he has learnt from these lessons, and seems attuned to the needs of a market that prioritizes sustainable, intuitive, secure, interoperable and consistent platforms. It’s a position reflected by many in the IT industry, as well as in our enterprise surveys.

Broadcom’s investment goals promise to extend the range of VMware partners, offering more choice and expanding VMware’s operations and market foothold. Its aim of rebranding and repositioning the Broadcom Software group under the VMware brand is recognition of the latter’s strength in the technology and supply chain ecosystem. Customers and partners will be reassured by these aims — and Broadcom will be hoping that regulatory bodies feel the same.

[The following is an excerpt of a CCS Insight podcast discussion with Hock Tan, President and CEO of Broadcom Inc., accessible through the article above]

Transcript — Hock Tan, President and CEO of Broadcom Inc., on The CCS Insight Podcast

Bola Rotibi, Chief of Enterprise Research, CCS Insight	Q

So how did the decision to acquire VMware come about, and how does it fit into the bigger picture that you've already outlined? I’d welcome your insight.

Hock Tan	A

When we make an acquisition, we look at the business, the assets, particularly the technology, and the opportunity in it. We don't look at it as it pertains to what we already have. We look at it on a standalone basis, and our capabilities to managing it, to understanding where it is in the broader ecosystem. Pretty much, that's how we move forward. The 22 product divisions we have are run very independently, each with their own management team. Each is run to preserve, to sustain, to grow their particular revenue. They sit on a common platform, and the common platform we have is support services, the usual thing that we have. Each product division runs fairly independently, but they have to have strong technology and be critical to customers and be able to enhance, to put it directly, the technology roadmap.

VMware is totally aligned in that regard. It is great technology, virtualization, which has been developed and refined over the years. And it has a very, very good pool of talented engineers, which is also very key to the criteria we use to create technology. And it has an amazing opportunity to grow. That has never fully been realised. It's that whole alignment, why we do it. My vision in acquiring VMware is simply to realise that vision they have in place. Essentially, my vision is to execute and make happen the opportunity that is in front of VMware. That opportunity is very simple. With virtualization technology, in simple terms, what enterprises can do with this technology is to build data centres of their own on-prem, as they call it, which could be totally software-defined, as opposed to the mix environment which tends to exist today, which is that virtualization or software-definition are managed on parts of the data centre like computing servers, but not on other aspects of it.

This is intended to create a technology that can go the whole stack and create a private cloud environment on-prem. Similar in productivity, efficiency, ease of use, resiliency, elasticity, that you get going to public clouds. Public cloud is what attracts people because it is very resilient. There is ease of use because you run everything on software in a data centre. You don't have hardware confusing it and making it less productive. You're running it all on software. Well, this same technology exists in VMware, they just haven't gotten most of their customers adopting it, given it’s a great technology.

So, my vision or my goal is to get that adopted. That’s not as easy as it means because it requires investment. It requires investment in R&D to make the software stack much easier to use, more of a plug-and-play deployment by companies out there. The hyperscalers, as they call the public cloud, have the skill set, have the scale to invest in a huge manner. VMware, as a standalone public company, does not. They are under-invested. With Broadcom, we’ll make enough investments - back to my point about the overarching model in Broadcom – we will make the right investments to be successful in the area you're in. And that's what we will do; create this concept of private cloud. That's just a steppingstone, in my view, to then taking this; if companies can run on-prem, VMware, as a private cloud, they can then take their same application workloads to public cloud without having to re-engineer and get locked into any particular public cloud. As you know, each public cloud has their own version. This is a licence model where you can take the same application software tools, run your application into any public cloud, and back again. The concept of hybrid and multi-cloud – that's the second, I call it, phase of this dream, of this vision.

Bola Rotibi	Q

Which is great, actually, because I know that focus around cloud and virtualization environments is a strong heritage for VMware. And this takes us quite nicely to our third question, which is around where are you looking to fill in the gaps or where are you likely to invest in the places that will really supercharge the growth capabilities and prospects of VMware. But also, thinking on that basis, what's your take on the big innovations in research and development, and talent? I know you've already talked about the cloud but I’m especially interested in some of the other innovations that you see on the horizon, especially the big things that you're possibly looking to invest in and what that might mean for the talent side of things?

Hock Tan	A

Okay, that’s for VMware. Well, to begin with, basically, this is like the first step. They need to make a software defined data centre easier to deploy. Right now, it's not, and it needs a lot more investment to do that. Something like a billion dollars more per year, just in R&D, to get that software stack very interoperable with each other on-prem but also, to make that stack work in each of the three major public clouds out there. That's a big part of the investment. If you have a similar stack, sitting across in public cloud and on-prem, any enterprise can have the choice of running application workloads very easily, securely, seamlessly on-prem, or in any public clouds and even pulling it out when they have to. We want to do it in a manner that is cost neutral to the enterprise. So, this truly comes into being the concept of a multi-cloud strategy for enterprise and how enterprise chooses to run the application. They can run the same application workload, either on your own data centres or across any public cloud, and not be constrained or penalised in doing it.

We’d love to be able to do that because we don't run the data centres. The enterprises do, the hyperscalers do. All we do is enable, through technology, the same basic virtualization technology, the ability for all enterprises, to run, to operate in that manner, and be very flexible. The second part of that investment is, once you get a cloud environment, is to be able to then deploy and have enterprises consume services on top of that software-defined data centre, and to therefore invest in more of those services so that it basically levels the playing field for enterprises when they choose to run their private cloud. Otherwise, many of them say, “Sure, I can do a cloud environment, but many of the hyperscalers can put in additional services.” Whether it's AI services, analytic services, disaster recovery, all these various services, automation. Well, our idea is also to invest to enable and create those services on private cloud, not just on public cloud.

Bola Rotibi	Q

So, in other words, one of the things I'm hearing from what you're saying, is that it's about making sure that everything is frictionless and seamless, and that people can be as efficient and I guess as and effective as possible. But it’s also about them having choice which I think is going to be music to a lot of people's ears, especially customers. I think this is great. But what I want to sort of dig a little bit deeper into when I ask this next question is that we talk about relationships, and we know relationships are obviously important to all IT providers. But what do you think it is that you do better for your customers and partners than your competitors? I have some sort of inkling of it, but I'd love to hear your specific thoughts on this. What's the one or two things that you broadly think?

Hock Tan	A

Broadly, let me start with Broadcom as it is today. And then I'll touch on, before I leave this subject, on VMware specifically. Let me start with Broadcom. We are a company that has to constantly innovate. In technology, you have to do it, or you become irrelevant. [Bola: Yes, that is true.] We always come out with products, hardware, even software, especially in hardware, that are better. Whether it's lower power (very important these days), higher speeds, higher bandwidth, additional features. Nowadays, equally, analytics. All that. The new generation comes out better, better and better. And we don't do that in a vacuum. Impossible. I have great engineers, and I'll touch on that. I'm sure you will raise it in a subsequent question. For me, we can’t do it in isolation. We work with our customers to define what they need, as the next generation, and the next. And we create the technology to get there. It’s always a very collaborative effort. I won't go as far as to say we're partners because they’re customers. Customers actually have something that we revere very much. But, virtually, we're partners. We cannot do it without customers being willing to use it, consume it and adopt it. That's the basic concept. In hardware, customers are a big part of the partners. Original equipment manufacturers, who integrate systems, hardware and software, and sell systems to end users, are also a kind of partner. That's critical.

In VMware, no different. Except, even more extensive. Remember I mentioned about creating this better software stack to create software-defined. Even as we licence this technology to end users, big end users who have the wherewithal to create their private cloud, they generally need support skills to adopt, and to adopt it well. That’s where partnership comes in. Because VMware by itself does not have enough skilled people to support that many customers in a world who wants it. So, what you need to do, and this is one focus I’m going to put on once we own VMware, is to create and train a global system integrator ecosystem. In other words, consultants, architects, and professional services out there under companies like Accenture, Deloitte, HCL, those global system integrators - to understand how to use the VMware software stack and enable their customers, their partners, who are the big enterprises in the world, to stand up their own private cloud. We have to create that ecosystem and that's an enormous investment, which VMware on its own, has financial issues, and has not been able to do on their own. We're talking about investing, in my view, a billion dollars more a year just to be able to create that ecosystem. And it will be a journey, in my view, that will take three years to get to the point where we will start to be able to deploy private cloud in a very scaled manner to many enterprises out there. So that shows the need for partnership even more so.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.